# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: FrontView REIT Inc., CIK 0001988494
CUSIP: 35922N100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3131 McKinney Avenue, Suite L10, Dallas, Texas (TX), 75204
Date of event which requires filing of this statement: 02/10/2026
Filed by CIK 0001337373
Persons authorized to receive notices and communications: Charles Fitzgerald, 3889 Maple Avenue, Suite 220, Dallas, Texas (TX), 75219, 212-421-6043

## Reporting persons
- Maewyn FVR LP (CIK 0002083360): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 944,064; sole dispositive power 0; shared dispositive power 944,064; aggregate amount beneficially owned 944,064 (4.1% of the class)
- Maewyn FVR II LP (CIK 0002094782): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 588,235; sole dispositive power 0; shared dispositive power 588,235; aggregate amount beneficially owned 588,235 (2.6% of the class)
- Maewyn Capital Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: working capital (WC); sole voting power 0; shared voting power 1,532,299; sole dispositive power 0; shared dispositive power 1,532,299; aggregate amount beneficially owned 1,532,299 (6.7% of the class)
  Comment: Limited Liability Company
- Charles Fitzgerald (CIK 0001337373): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 1,532,299; sole dispositive power 0; shared dispositive power 1,532,299; aggregate amount beneficially owned 1,532,299 (6.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: FrontView REIT Inc.
Address of issuer's principal executive offices: 3131 McKinney Avenue, Suite L10, Dallas, Texas (TX), 75204

## Item 2. Identity and Background
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Maewyn FVR LP
Maewyn FVR II LP
Maewyn Capital Partners LLC
Charles Fitzgerald
Residence or business address: The business address of each of the Reporting Persons is 3889 Maple Avenue, Suite 220 Dallas, Texas 75219.
Present principal occupation or employment: The Reporting Persons are principally engaged in the business of investing in securities, including of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Fitzgerald is a citizen of the United States. Maewyn FVR LP and Maewyn FVR II LP are organized under the laws of the State of Delaware. Maewyn Capital Partners LLC is organized under the laws of the State of Texas.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Maewyn FVR LP acquired 944,064 shares of Common Stock, par value $0.01 per share (the "Common Stock") for aggregate consideration of approximately $11.2 million. Additionally, on February 10, 2026, Maewyn FVR II LP acquired 100,000 shares of Series A Convertible Preferred Stock, par value $0.01 per share (the "Preferred Stock"), for $100 per share pursuant to the Investment Agreement, as defined below.

The Reporting Persons used working capital to acquire the securities.

## Item 4. Purpose of Transaction
Purpose of transaction:
Investment Agreement

On November 12, 2025, Maewyn FVR II LP entered into an Investment Agreement (the "Investment Agreement") with the Issuer and the other parties thereto. Pursuant to the Investment Agreement, the Issuer agreed to issue and sell to Maewyn FVR II LP an aggregate of 300,000 shares of Preferred Stock at a price of $100 per share. The sales will occur in one or more series of issuances that can continue until November 12, 2026. On February 10, 2026, the Issuer issued 100,000 shares of Preferred Stock to Maewyn FVR II LP. The Preferred Stock is convertible into Common Stock, based on a conversion ratio of 5.88235, which conversion can occur at the election of Maewyn FVR II LP at any time or in certain specified circumstances at the election of the Issuer.

Investor Rights Agreement

In connection with the Investment Agreement, on November 12, 2025, Maewyn FVR II LP, the Issuer and the other parties thereto entered into an Investor Rights Agreement (the "Investor Rights Agreement"). Pursuant to the terms of the Investor Rights Agreement, the Issuer will be obligated to prepare and file with the Securities and Exchange Commission registration statements to register the resale of shares of Common Stock and the Warrants (as described in the Investor Rights Agreement). In addition, subject to certain conditions, Maewyn FVR II LP has "piggyback" rights to participate in an offering of Common Stock initiated by the Issuer, with such aggregate participation up to of the lesser of: 25% of the maximum aggregate amount of the offering and $25.0 million of expected gross proceeds.

Also pursuant to the Investor Rights Agreement, the Reporting Persons have the right to designate a member of the Issuer's Board of Directors (the "Board"). Mr. Charles Fitzgerald was appointed to the Board on November 13, 2025. Following such appointment, and for so long as the Reporting Persons beneficially own at least 5% of the Common Stock on a fully diluted basis, the Reporting Persons shall have the right to nominate a replacement nominee for election or appointment to the Board, subject to the Issuer's reasonable approval.

The Reporting Persons are also subject to certain customary standstill obligations that restrict them from, among other things, (i) acting alone or in concert with others to propose to control or knowingly influence the management, the Board or the policies of the Issuer or (ii) effecting, seeking or participating in, or assisting or encouraging any other person to effect, seek or participate in, (x) any tender or exchange offer, merger or other business combination involving the Issuer or any of its subsidiaries or a significant portion of the Issuer and its subsidiaries consolidated assets or (y) any solicitation of proxies or consents to vote any voting securities of the Issuer, subject to certain exceptions set forth in the Investor Rights Agreement.

Additionally, the Issuer shall not, without the affirmative vote or written consent of the Reporting Persons (i) create, incur, assume, guaranty or permit the existence of any indebtedness of the Issuer or its subsidiaries, excluding indebtedness that exists as of the date of the first closing and indebtedness that, pro forma for such incurrence, does not cause the Issuer and its subsidiaries to exceed a total leverage ratio of 7:00 to 1:00; (ii) change the classification of the Issuer as a "Real Estate Investment Trust" under the Internal Revenue Code; or (iii) enter into certain transactions with affiliates.

The foregoing descriptions of the Investment Agreement and Investor Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreement, each of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. The Reporting Persons may also enter into financial instruments or other agreements with institutional or other counterparties that would increase or decrease the Reporting Persons' economic exposure with respect to their investment in the Issuer, which instruments or agreements may or may not affect the Reporting Persons' beneficial ownership in securities of the Issuer. In addition, the Reporting Persons, including Charles Fitzgerald in his position as a director of the Issuer, may engage in discussions with management, the Board, other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; security offerings and/or securities repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The beneficial ownership set forth herein is based on (i) 22,313,005 shares of Common Stock outstanding as of February 20, 2026, as disclosed in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 25, 2026 and (ii) 588,235 shares of Common Stock, assuming the conversion of 100,000 shares of Preferred Stock.

Maewyn FVR LP is the record holder of 944,064 shares of Common Stock and Maewyn FVR II LP is the record holder of 588,235 shares of Common Stock issuable upon the conversion of 100,000 shares of Preferred Stock. Mr. Fitzgerald indirectly is the sole manager of Maewyn Capital Partners LLC, which is the investment manager to each of Maewyn FVR LP and Maewyn FVR II LP. As a result, Mr. Fitzgerald and Maewyn Capital Partners LLC may be deemed to share beneficial ownership of the securities held of record by Maewyn FVR LP and Maewyn FVR II LP.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Other than as described in Item 4, the Reporting Persons have not effected any other transactions in Common Stock or Preferred Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 above summarizes certain provisions of the Investment Agreement and the Investor Rights Agreement and are incorporated herein by reference. A copy of each such agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement.

Exhibit 2: Investment Agreement, dated as of November 12, 2025, by and among FrontView REIT, Inc. and Maewyn FVR II LP, Rebound Investment, LP and Petrus Special Situations Fund, L.P (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on November 18, 2025).

Exhibit 3: Investor Rights Agreement, dated as of November 12, 2025, by and among FrontView REIT, Inc. and Maewyn FVR II LP, Rebound Investment, LP and Petrus Special Situations Fund, L.P. (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed on November 18, 2025).

## Signatures
- Maewyn FVR LP: By: /s/ Charles Fitzgerald, Charles Fitzgerald, Managing Member (04/06/2026)
- Maewyn FVR II LP: By: /s/ Charles Fitzgerald, Charles Fitzgerald, Managing Member (04/06/2026)
- Maewyn Capital Partners LLC: By: /s/ Charles Fitzgerald, Charles Fitzgerald, Managing Member (04/06/2026)
- Charles Fitzgerald: /s/ Charles Fitzgerald, Charles Fitzgerald (04/06/2026)